UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor, Hamilton HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Only the information contained in Exhibit 1.1 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3ASR, filed with the Securities and Exchange Commission on April 9, 2018 (File No. 333-224206), as amended by Post-Effective Amendment No. 1 to the registration statement, filed with the Securities and Exchange Commission on February 19, 2020.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2020	BROOKFIELD RENEWABLE PARTNERS L.P.,
by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1.1	Underwriting Agreement, dated May 27, 2020, among Scotia Capital Inc., TD Securities Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., Citigroup Global Markets Canada Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., MUFG Securities (Canada), Ltd., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., Deutsche Bank Securities Inc., Barclays Capital Canada Inc., Credit Suisse Securities (Canada) Inc., Wells Fargo Securities Canada, Ltd., JP Morgan Securities Canada Inc., Industrial Alliance Securities Inc., Desjardins Securities Inc., BFIN Securities L.P., Manulife Securities Incorporated, Raymond James Ltd., Brookfield Renewable Partners L.P., Brookfield Holdings (Alberta) Limited, Brookfield Investments Corporation, and Brookfield Renewable Power Inc.

99.1	Press Release dated May 26, 2020